UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

SPECIALIZED DISCLOSURE REPORT

NCI BUILDING SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

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Delaware	1-14315	76-0127701
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

10943 North Sam Houston Parkway West Houston, Texas	77064
(Address of principal executive offices)	(Zip Code)

Todd R. Moore, Executive Vice President, General Counsel and Secretary

(281) 897-7788

(Name and telephone number, including area code, of person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01. Conflict Minerals Disclosure and Report.

This Form SD is filed pursuant to Rule 13p-1 of the Securities and Exchange Act of 1934 (“Rule 13p-1”) for the reporting period beginning January 1, 2013 and ending December 31, 2013. Unless otherwise defined, any term used herein shall have the meaning ascribed to such term in Rule 13p-1 or Form SD.

NCI Building Systems, Inc. (“NCI”) is an integrated manufacturer and marketer of metal products for the nonresidential construction industry. In accordance with Rule 13p-1, NCI surveyed the products manufactured by NCI or contracted by NCI to be manufactured and concluded that NCI’s painted metal products may contain conflict minerals that may be necessary to the functionality or production of such products. NCI understands that certain of its suppliers use tin as a catalyst or component in the production of certain paint products supplied to NCI. NCI undertook in good faith a reasonable country of origin inquiry to determine whether the tin used in the production of paint incorporated into NCI’s metal products originated in the Democratic Republic of the Congo or one of its adjoining countries (collectively, the “Covered Countries”).

NCI contacted each of its paint and chemical suppliers and requested that each supplier (i) determine whether it supplies NCI with goods or materials containing conflict minerals, (ii) identify all smelters in its supply chain that supply conflict minerals, and (iii) complete and return a copy of the EICC-GeSI Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) as a common means for the collection of sourcing information related to conflict minerals. The inquiry requested information on conflict minerals supplied to NCI in calendar year 2013. Certain respondents informed NCI that their paints contain conflict minerals. In all but one case, the respondent represented to NCI that the minerals contained in the products supplied to NCI did not originate in the Covered Countries. NCI reviewed those representations, followed up with suppliers as needed and ultimately concluded that the representations received from suppliers are reasonably reliable. One paint supplier responded that although it had received responses from greater than seventy-five percent of its suppliers, some responses remained outstanding. Accordingly, this supplier was not able to certify at the time of its response that the tin contained in the products supplied to NCI did not originate in the Covered Countries. Based on its reasonable country of origin inquiry, NCI has determined it has no reason to believe that the conflict minerals contained in its products originated in a Covered Country.

Consistent with the Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten, promulgated by the Organisation for Economic Cooperation and Development (OECD), NCI adopted a Conflict Minerals Policy. A copy of NCI’s Conflict Minerals Policy, together with a copy of this Form SD, can be found on NCI’s website at www.ncibuildingsystems.com/sustainability_conflictminerals.html. In accordance with its Conflict Minerals Policy, NCI will continue to regularly perform due diligence and survey its suppliers to verify that the minerals used in NCI’s products continue to be sourced reliably and responsibly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NCI BUILDING SYSTEMS, INC.

By:	/s/ Todd R. Moore
	Name:	Todd R. Moore
	Title:	Executive Vice President, General Counsel and Secretary

Dated: June 2, 2014